UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              Pitt-Des Moines, Inc.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   724508-106

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Janice C. Hartman, Esq.
                           Kirkpatrick & Lockhart LLP
                            Henry W. Oliver Building
                              535 Smithfield Street
                       Pittsburgh, Pennsylvania 15222-2312
                                 (412) 355-6500
--------------------------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                 August 29, 2000

--------------------------------------------------------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ x ]

                                  SCHEDULE 13D
                                  ------------
CUSIP No.                                  724508-106

1)      NAME OF REPORTING PERSON           William R. Jackson
        S.S. OR I.R.S. IDENTIFICATION      ###-##-####
        NO. OF ABOVE PERSON

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   [ x ]
                                                                     (b)   [   ]
3)      SEC USE ONLY

4)      SOURCE OF FUNDS   No purchases have been made in connection
        with the event with respect to which this Schedule 13D is being filed.

5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                     [   ]

6)      CITIZENSHIP OR PLACE OF ORGANIZATION        United States
                                                    of America
                                                    -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

         7)       SOLE VOTING POWER                            434,210
                                                              ---------

         8)       SHARED VOTING POWER                          219,211  (1)
                                                              ---------

         9)       SOLE DISPOSITIVE POWER                       434,210
                                                              ---------

         10)      SHARED DISPOSITIVE POWER                     219,211  (1)
                                                              ---------

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                              653,421  (1)
                                                              ---------
12)      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES                  [       ]

13)      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11)                                     8.82 %  (1)
                                                              ---------

14)      TYPE OF REPORTING PERSON                             IN
                                                              --

(1) These amounts include 190,908 shares (2.58% of the outstanding PDM Common Stock) held in two trusts of which Mr. Jackson and William R. Jackson, Jr. are co-trustees, and 27,798 shares (0.38%) held in a trust of which Mr. Jackson and Polly J. Townsend are co-trustees.

                                  SCHEDULE 13D
                                  ------------
CUSIP No.                                   724508-106

1)       NAME OF REPORTING PERSON           William R. Jackson, Jr.
         S.S. OR I.R.S. IDENTIFICATION      ###-##-####
         NO. OF ABOVE PERSON

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [ x ]
                                                                     (b)   [   ]
3)       SEC USE ONLY

4)       SOURCE OF FUNDS   No purchases have been made in
         connection with the event with respect to which this
         Schedule 13D is being filed.

5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [   ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION        United States
                                                     of America
                                                     -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

         7)       SOLE VOTING POWER                   332,270
                                                     ---------

         8)       SHARED VOTING POWER                 538,540  (2)
                                                     ---------

         9)       SOLE DISPOSITIVE POWER              332,270
                                                     ---------

         10)      SHARED DISPOSITIVE POWER            538,540  (2)
                                                     ---------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                     870,810  (2)
                                                     ---------
12)      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES         [       ]

13)      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11)                           11.76 %  (2)
                                                     ---------

14)      TYPE OF REPORTING PERSON                    IN
                                                     --

(2) These amounts include 190,908 shares (2.58% of the outstanding PDM Common Stock) held in two trusts of which Mr. Jackson, Jr. and William R. Jackson are co-trustees, and 40,500 shares (0.55%) held in a trust of which Mr. Jackson, Jr. and Polly J. Townsend are co-trustees.

                                  SCHEDULE 13D
                                  ------------
CUSIP No.                                   724508-106

1)       NAME OF REPORTING PERSON           Polly J. Townsend
         S.S. OR I.R.S. IDENTIFICATION      ###-##-####
         NO. OF ABOVE PERSON

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [ x ]
                                                                     (b)   [   ]
3)       SEC USE ONLY

4)       SOURCE OF FUNDS   No purchases have been made in
         connection with the event with respect to which this
         Schedule 13D is being filed.

5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [   ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION        United States
                                                     of America
                                                     -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

         7)       SOLE VOTING POWER                   295,696
                                                     ---------

         8)       SHARED VOTING POWER                 151,402  (3)
                                                     ---------

         9)       SOLE DISPOSITIVE POWER              295,696
                                                     ---------

         10)      SHARED DISPOSITIVE POWER            151,402  (3)
                                                     ---------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                     447,098  (3)
                                                     ---------
12)      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES         [       ]

13)      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11)                           6.04 %   (3)
                                                     ---------

14)      TYPE OF REPORTING PERSON                    IN
                                                     --

(3) These amounts include 27,798 shares (0.38% of the outstanding PDM Common Stock) held in a trust of which Mrs. Townsend and William R. Jackson are co-trustees and 40,500 shares (0.55%) held in a trust of which Mrs. Townsend and William R. Jackson, Jr. are co-trustees.

                                  SCHEDULE 13D
                                  ------------
CUSIP No.                                   724508-106

1)       NAME OF REPORTING PERSON           Mary Melissa Jackson
         S.S. OR I.R.S. IDENTIFICATION      ###-##-####
         NO. OF ABOVE PERSON

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [ x ]
                                                                     (b)   [   ]
3)       SEC USE ONLY

4)       SOURCE OF FUNDS   No purchases have been made in
         connection with the event with respect to which this
         Schedule 13D is being filed.

5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [   ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION        United States
                                                     of America
                                                     -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

         7)       SOLE VOTING POWER                   339,748
                                                     ---------

         8)       SHARED VOTING POWER                       0
                                                     ---------

         9)       SOLE DISPOSITIVE POWER              339,748
                                                     ---------

         10)      SHARED DISPOSITIVE POWER                  0
                                                     ---------

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                     339,748
                                                     ---------
12)      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES         [       ]

13)      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11)                            4.59 %
                                                     ---------

14)      TYPE OF REPORTING PERSON                    IN
                                                     --

Item 1.  Security and Issuer.
-----------------------------

          This statement on Schedule 13D (this "Statement") relates to the Common Stock, no par value ("PDM Common Stock"), of Pitt-Des Moines, Inc., a Pennsylvania corporation (the "Company"). The Company's principal executive offices are located at 1450 Lake Robbins Drive, Suite 400, The Woodlands, Texas 77380.

Item 2.  Identity and Background.
---------------------------------

          This Statement is being filed by William R. Jackson, William R. Jackson, Jr., Polly J. Townsend, and Mary Melissa Jackson (collectively, the "Filing Persons"). Mr. Jackson is Chairman Emeritus and a director of the Company, and his business address is 3400 Grand Avenue, Pittsburgh, Pennsylvania 15225. Mr. Jackson, Jr. is a director of the Company, a consultant, and a private investor. He resides at 55 Burbank Lane, Yarmouth, Maine 04096. Mrs. Townsend is a director of the Company and a private investor. She resides at 34 Proctor Street, Manchester, Massachusetts 01944. Ms. Jackson is a private investor. She resides at 3233 Wood Duck Lane, Hillsborough, North Carolina 27278.

          During the last five years, no Filing Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any Filing Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          All of the Filing Persons are United States citizens.


Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

          No purchases of shares of PDM Common Stock have been made in connection with the event with respect to which this Statement is being filed. The Filing Persons became part of a group within the meaning of Rule 13d-5(b)(1) when they determined that they would consider proposals that may at some point in the future result in the disposition of some or all of the shares of PDM Common Stock held by them.

          The shares of PDM Common Stock covered by this filing include shares acquired by the Filing Persons due to their having assumed positions as trustees or co-trustees of various trusts, and through gifts, inheritances, stock splits, and stock dividends.

Item 4.  Purpose of Transaction.
--------------------------------

          On July 10, 2000, the Company announced that it had engaged the firm of Tanner & Co., Inc. to assist the Company's Board of Directors in considering strategic alternatives to enhance shareholder value, including the potential sale or other disposition of part or all of the Company. On August 29, 2000, the Company announced that it had signed a letter of intent to sell its Liquid & Cryogenic Storage and Water Storage product groups. The Company's Board of
Directors approved the letter of intent. In their capacity as Board members, and/or personally as shareholders of the Company, the Filing Persons also expect to review and evaluate from time to time additional proposals that may be presented as part of the Company's consideration of alternatives, with a view toward maximizing value for all shareholders. Accordingly, the Filing Persons may determine at some time in the future to support one or more transactions by the Company that would result in the disposition of additional assets of the Company or of some or all of the shares of PDM Common Stock held by them. Any such proposals would, however, be subject to consideration and approval by the Board of Directors of the Company acting as a whole.

          In evaluating any proposals, the Filing Persons expect to consider a number of factors, including, without limitation, the Company's business prospects and financial condition, the market price of the PDM Common Stock, general economic and market conditions, and the personal, financial and other circumstances of the Filing Persons and their families.

          Except as set forth in this response to Item 4, at the date of this Statement, no Filing Person has any plans or proposals at this time which relate to or would result in any of the matters described in paragraphs (a) through
(j), inclusive, of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

          In the aggregate, Mr. Jackson beneficially owns 653,421 shares of PDM Common Stock, or 8.82% of the outstanding PDM Common Stock; however, he disclaims beneficial ownership of 218,706 of these shares (or 2.95% of the outstanding PDM Common Stock). Mr. Jackson has the sole power to vote and dispose of 434,210 shares of PDM Common Stock beneficially owned by him individually and as trustee, which represents 5.86% of the outstanding PDM Common Stock. Of these 434,210 shares, 30,600 shares are held in a trust of which Mr. Jackson is the trustee and beneficiary (the "W.R. Jackson Trust A"), and 26,326 shares are held in three trusts for the benefit of Mr. Jackson, Jr., Mrs. Townsend, and Ms. Jackson (the "W.R. Jackson Trusts B").

          Mr. Jackson has shared voting and dispositive power over 219,211 shares of PDM Common Stock beneficially owned by him, which represents 2.96% of the outstanding PDM Common Stock, including (1) 505 shares which may be deemed to be beneficially owned by Mr. Jackson under the Company's Employee Stock Ownership Plan, held for his account, and (2) 218,706 shares held in various trusts of which he is co-trustee. The shares with respect to which Mr. Jackson has shared voting and dispositive power include 190,908 shares (2.58% of the outstanding PDM Common Stock) held in two trusts of which Mr. Jackson and Mr. Jackson, Jr. are co-trustees, and 27,798 shares (0.38% of the outstanding PDM Common Stock) held in a trust of which Mr. Jackson and Mrs. Townsend are co-trustees.

          In the aggregate, Mr. Jackson, Jr. beneficially owns 870,810 shares of PDM Common Stock, or 11.76% of the outstanding PDM Common Stock; however, he disclaims beneficial ownership of 538,540 of these shares (or 7.27% of the outstanding PDM Common Stock). Mr. Jackson, Jr. has the sole power to vote and dispose of 332,270 shares of PDM Common Stock beneficially owned by him individually, as trustee, and as custodian, which represents 4.49% of the outstanding PDM Common Stock. Of these 332,270 shares, 138,616, 31,016, and 63,246 shares are held in three trusts of which Mr. Jackson, Jr. is the trustee and beneficiary (the "W.R. Jackson, Jr. Revocable Trust", the "R.H. Jackson Exempt Trust B for W.R. Jackson, Jr.", and the "R.H. Jackson Non-Exempt Trust B for W.R. Jackson, Jr.").

          Mr. Jackson, Jr. has shared voting and dispositive power over 538,540 shares of PDM Common Stock beneficially owned by him, which represents 7.27% of the outstanding PDM Common Stock, including (1) 37,690 shares individually held by Anne O. Jackson, Mr. Jackson, Jr.'s spouse, and (2) 500,850 shares held in various trusts of which he is co-trustee, of which 87,264, 96,984, and 70,056 shares are held in three trusts, all of which are for the benefit of Mr. Jackson, Jr., Mrs. Townsend, and Ms. Jackson (the "R.H. Jackson 12/1/50 Trust", the "W.R. Jackson 11/30/50 Trust", and the "R.H. Jackson 9/13/51 Trust"). The shares with respect to which Mr. Jackson, Jr. has shared voting and dispositive power include 190,908 shares (2.58% of the outstanding PDM Common Stock) held in two trusts of which Mr. Jackson, Jr. and Mr. Jackson are co-trustees, and 40,500 shares (0.55% of the outstanding PDM Common Stock) held in a trust of which Mr. Jackson, Jr. and Mrs. Townsend are co-trustees.

          In the aggregate, Mrs. Townsend beneficially owns 447,098 shares of PDM Common Stock, or 6.04% of the outstanding PDM Common Stock; however, she disclaims beneficial ownership of 151,402 of these shares (or 2.04% of the outstanding PDM Common Stock). Mrs. Townsend has the sole power to vote and dispose of 295,696 shares of PDM Common Stock beneficially owned by her, which represents 3.99% of the outstanding PDM Common Stock. Of these 295,696 shares, 63,242 shares are held in a trust for the benefit of Mrs. Townsend (the "R.H. Jackson Non-Exempt Trust B for Polly J. Townsend").

          Mrs. Townsend has shared voting and dispositive power over 151,402 shares of PDM Common Stock beneficially owned by her, which represents 2.04% of the outstanding PDM Common Stock, including (1) 48,970 shares individually held by Gerard B. Townsend, Mrs. Townsend's spouse, and (2) 102,432 shares held in various trusts of which she is co-trustee. The shares with respect to which Mrs. Townsend has shared voting and dispositive power include 27,798 shares (0.38% of the outstanding PDM Common Stock) held in a trust of which Mrs. Townsend and Mr. Jackson are co-trustees, and 40,500 shares (0.55% of the outstanding PDM Common Stock) held in a trust of which Mrs. Townsend and Mr. Jackson, Jr. are co-trustees.

          In the aggregate, Ms. Jackson beneficially owns 339,748 shares of PDM Common Stock, or 4.59% of the outstanding PDM Common Stock, and has the sole power to vote and dispose of all 339,748 shares. Of these 339,748 shares, 63,242 shares are held in a trust for the benefit of Ms. Jackson (the "R.H. Jackson Non-Exempt Trust B for Mary Melissa Jackson").

          On July 7, 2000, Mrs. Townsend made gifts of an aggregate of 5,800 shares of PDM Common Stock to her children and grandchildren.

          Except for the transactions described in this Statement, no Filing Person has effected any transactions in PDM Common Stock within the past 60 days.

          The above calculations are based upon the total number of outstanding shares of PDM Common Stock as of July 31, 2000 (7,404,266), as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
--------------------------------------------------------------------------------

          Mr. Jackson, Jr., Mrs. Townsend, and Ms. Jackson are Mr. Jackson's children.

          Certain of the trusts discussed in Item 5 treat the voting or disposition of shares of PDM Common Stock differently than the voting or disposition of any other securities that may be held in such trusts. The W.R. Jackson Trust A and the three W.R. Jackson Trusts B each authorize the trustee to retain shares of the Company's stock, and "if such shares . . . are held by any [trustee] other than" Mr. Jackson, the trustee is directed to retain the shares "unless and until the disposal . . . is approved by a majority of the then[-]serving directors of [the Company] or any corporation succeeding to the business thereof." The W.R. Jackson, Jr. Revocable Trust provides that it is Mr. Jackson, Jr.'s "strong preference" that if Mr. Jackson survives him, the trustees retain the shares of the Company's stock; however, the trust agreement also provides that the trustees are "authorized in their discretion to sell, exchange or otherwise dispose of any shares" of the Company's stock.

          The R.H. Jackson Exempt Trust B for W.R. Jackson, Jr., the R.H. Jackson Non-Exempt Trust B for W.R. Jackson, Jr., the R.H. Jackson Non-Exempt Trust B for Polly J. Townsend, and the R.H. Jackson Non-Exempt Trust B for Mary Melissa Jackson all "authorize and direct" the trustees thereof to retain shares of the Company's stock "unless and until the disposal . . . is approved by a majority of the then[-]serving directors of [the Company] or any corporation succeeding to the business thereof." The R.H. Jackson 12/1/50 Trust, the W.R. Jackson 11/30/50 Trust, and the R.H. Jackson 9/13/51 Trust vest all rights with respect to any shares of the Company's stock held by each trust solely in the individual trustee of such trust (i.e., Mr. Jackson, Jr.), but permit the disposition of such shares only if the corporate trustee of such trust is notified in writing by the individual trustee.

          Except for the relationships  and trust instruments  described in this
Item 6, to the knowledge of the Filing Persons, there are no other contracts, arrangements, understandings or relationships among any of the Filing Persons or between one or more of the Filing Persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, nor are there securities pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities (other than standard default and similar provisions contained in loan agreements).

Item 7.  Material to be Filed as Exhibits.
------------------------------------------

          Attached hereto as Exhibit 1 is a Joint Filing Agreement among the Filing Persons stating that this Statement is filed jointly on behalf of each Filing Person named herein.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

August 29, 2000                                  /s/ W. R. Jackson
                                                 -------------------------------
                                                 William R. Jackson

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

August 29, 2000                                  /s/ William R. Jackson, Jr.
                                                 -------------------------------
                                                 William R. Jackson, Jr.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

August 29, 2000                                  /s/ Polly J. Townsend
                                                 -------------------------------
                                                 Polly J. Townsend

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

August 28, 2000                                  /s/ Mary Melissa Jackson
                                                 -------------------------------
                                                 Mary Melissa Jackson

                                                                       Exhibit 1
                                                                 to Schedule 13D

                             JOINT FILING AGREEMENT

                  In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of a statement on Schedule 13D and all amendments to such statement, and that such statement and all amendments to such statement are made jointly on behalf of each of them. This Joint Filing Agreement may be executed in counterparts, each of which when so executed shall be an original, but all such counterparts shall together constitute one agreement.

                  IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement on August 29, 2000.

                                                  /s/ W. R. Jackson
                                                  ------------------------------
                                                  William R. Jackson


                                                  /s/ William R. Jackson, Jr.
                                                  ------------------------------
                                                  William R. Jackson, Jr.


                                                  /s/ Polly J. Townsend
                                                  ------------------------------
                                                  Polly J. Townsend


                                                  /s/ Mary Melissa Jackson
                                                  ------------------------------
                                                  Mary Melissa Jackson